Exhibit 7.03

Consortium Agreement

THIS CONSORTIUM AGREEMENT is made as of March 13, 2019, among Essence International Financial Holdings (Hong Kong) Limited (“Essence”), a private company limited by shares incorporated under the laws of the Hong Kong Special Administrative Region, and certain equity holders of the Company (as defined below) identified on Schedule A (each, a “Founder” and, collectively, the “Founders”). Each of the Founders and Essence is referred to herein as a “Party” and collectively, the “Parties.”

WHEREAS, the Parties propose to form a consortium (the “Consortium”) to undertake a proposed transaction (the “Transaction”) to acquire Highpower International, Inc. (the “Company”), a Delaware corporation and listed on the NASDAQ Global Market (the “NASDAQ”), which would result in a delisting of the Company from the NASDAQ and deregistering the Company under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”);

WHEREAS, as part of the Transaction, the Parties propose to incorporate a new company (“Holdco”) under the laws of the Cayman Islands, and to cause Holdco to incorporate a wholly-owned subsidiary (“Merger Sub”) under the laws of the State of Delaware. At the Closing, the Parties intend that Merger Sub will be merged with and into the Company pursuant to a merger agreement to be signed (the “Merger Agreement”), with the Company being the surviving company (the “Surviving Company”) and becoming a wholly-owned subsidiary of Holdco;

WHEREAS, prior to the execution of this Agreement, Mr. Dang Yu Pan, Chairman and Chief Executive Officer of the Company, submitted a preliminary and non-binding proposal attached hereto as Schedule B (the “Proposal”) to the Company’s board of directors (the “Company Board”) in connection with the Transaction;

WHEREAS, following the execution of this Agreement, the Parties will notify the special committee of the Company’s board of directors which was formed on June 25, 2018 (the “Special Committee”) of Essence’s willingness to participate in the Transaction; and

WHEREAS, in accordance with the terms of this Agreement, the Parties will cooperate and participate in (a) the evaluation of the Company, including conducting due diligence, (b) discussions regarding the Proposal with the Company, and (c) the negotiation of the terms of definitive documentation with the Special Committee in connection with the Transaction.

NOW, THEREFORE, in consideration of the foregoing recitals and of the mutual agreements and covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I
PROPOSAL

Section 1.01 Transaction. The Parties agree to participate in the Transaction on the terms and subject to the conditions set forth in this Agreement.

Section 1.02 Authority of Founder Representative; Joint Consent Rights.

In order to facilitate the Transaction, the Parties agree that the Founder Representative (as defined below) shall, subject to the terms of this Agreement, serve as the primary negotiator with the Company, the Special Committee and other third parties in respect of the Transaction, including: (a) undertaking and directing due diligence with respect to the Company and its business; (b) engaging in discussions with the Company regarding the Proposal; (c) negotiating in good faith and finalizing with the Special Committee (i) any amendments to the terms of the Proposal and (ii) the terms of the Documentation (including the terms of any other agreements between the Parties required to support the Proposal or to regulate the relationship between the Parties); and (d) other aspects of the Transaction, provided that (x) the Founder Representative shall at all times obtain the consents from Essence on the terms of the Documentation, including without limitation, any adjustment to the purchase price and the deal structure of the Transaction, the terms and conditions of this Agreement and any other agreements between the Parties, (y) the Founder Representative shall share with Essence all drafts of the Documentation and inform Essence of the status of his discussions and negotiations with the Company, the Special Committee and any third party and report to Essence all material communications that he has had with the Company, the Special Committee and other third parties, and (z) the Founder Representative should provide Essence a reasonable opportunity to participate in, as applicable, all material discussions, negotiations and other communications relating to the Transaction with the Company, the Special Committee, and other third parties and the Founder Representative shall include Essence in meetings and negotiations with the Company, the Special Committee, or any third party at any time if so requested. The Parties shall cooperate with each other and each Party shall provide such assistance as the Founder Representative and/or Essence, as applicable, may reasonably request in connection with the Proposal and the Transaction. The Parties agree to negotiate in good faith to reach agreement on a shareholders’ agreement that would, among other things, govern the relationship of the shareholders in Holdco immediately following the Closing and contain provisions customary for transactions of this type. This Agreement constitutes only a preliminary arrangement of the Parties with respect to the terms and conditions, and consummation of, the Transaction and does not constitute any binding commitment with respect thereto. Such binding commitment with respect to the Transaction will result only upon agreement upon and execution of the Documentation, and in no event will any Party be obligated without his or her consent to enter into or otherwise be a party to any Documentation.

Section 1.03 Appointment of Founder Representative. Without prejudice to Section 1.02, each Founder hereby irrevocably appoints Mr. Dang Yu Pan, the Chairman and Chief Executive Officer of the Company, as the representative of such Founder (the “Founder Representative”) to act on behalf of such Founder in respect of all matters arising from or in connection with the Proposal, the Transaction and this Agreement, including representing the Founders in (i) discussions and negotiations with the other Parties in respect of future agreements relating to this Transaction in accordance with and as required by this Agreement, (ii) discussions and negotiations with the Company and/or the Special Committee regarding the Proposal and the Transaction, and (iii) agreeing to terms thereof on behalf of the Founders and executing all such documents necessary or appropriate in conjunction therewith, provided, that the Founder Representative shall consult in good faith with the Founders in making decisions under this Agreement in his capacity as the Founder Representative; and provided further, that the Founder Representative shall not have any liability to any Party or other person for any breach of this Agreement by any other Founder.

Section 1.04 Holdco Establishment and Arrangements.

(a) The Parties shall cooperate and work together with a view to agreeing on the deal structure of the Transactions.

(b) Admission of additional sponsors to the Consortium to provide additional equity capital for the consummation of the Transaction shall require the consent of Essence.

(c) All Parties agree that (i) the Consortium will incorporate the Holdco, and depending on the agreed structure, will cause Holdco to incorporate Merger Sub, and any other intermediate holding companies, in each case, under the laws of such jurisdiction(s) and as otherwise may be agreed by all of the Parties; and (ii) if requested by Essence, each Founder shall appoint, which appointment shall terminate upon the termination of this Agreement, Essence or its designee as his irrevocable proxy to vote his shares of Holdco, including amongst others, the designation and appointment of a representative of Essence who shall serve as the sole director and the signatory of the bank account of Holdco, Merger Sub and any other intermediate holding companies.

(d) The Parties acknowledge that their current intention in relation to the Transaction is as follows:

(i) At completion of the Transaction, the Consortium will directly or indirectly hold 100% of the Company;

(ii) Each Founder shall enter into a mutually agreed roll-over agreement in connection with the execution of the Merger Agreement in a form satisfactory to Essence and the Founder Representative, pursuant to which each Founder will contribute all of his Company Shares as set forth on Schedule C hereto to Holdco;

(iii) The cash consideration required for the Transaction will be provided through a combination of cash contribution to be provided by the Founder Representative and Essence pursuant to the terms of this Agreement;

(iv) To finance the cash needed for payment of the consideration in the Transaction, Essence shall, or shall cause its Affiliate(s) to, deliver equity commitment letter in a timely manner, provided that Essence has no obligation to deliver, or cause to be delivered, such equity commitment letter until and unless (x) the Special Committee and the board of directors of the Company have approved the Transaction based on the terms and conditions as agreed by the Consortium, including the per share merger consideration and the deal structure as agreed by the Parties; and (y) each Founder and Essence have entered into a non-binding term sheet setting forth the relationship of the shareholders in Holdco immediately following the Closing and containing provisions customary for transactions of this type.

ARTICLE II
INFORMATION SHARING; ADVISORS; APPROVALS

Section 2.01 Information Sharing.

(a) Each Party shall cooperate with the other Parties in good faith in connection with the Proposal and the Transaction, including by (i) executing and complying with any confidentiality agreements reasonably required by the Company, (ii) participating in meetings and negotiations with the Special Committee and their advisors (as reasonably requested by the Founder Representative), (iii) sharing all information reasonably necessary to evaluate the Company, including technical, operational, legal, accounting and financial materials and relevant consulting reports and studies, (iv) providing one another with all information reasonably required concerning any Party or any other matter relating to a Party and its Affiliates in connection with the Transaction and any other information the Founder Representative and/or Essence, as applicable, may reasonably require in respect of another Party and its Affiliates for inclusion in the Documentation, (v) providing timely responses to requests by one another for information, and (vi) applying the level of resources and expertise that such Party reasonably considers to be necessary and appropriate to meet its obligations under this Agreement. Unless each of the Founder Representative and Essence otherwise agrees, none of the Parties shall commission a report, opinion or appraisal (within the meaning of Item 1015 of Regulation M-A of the Exchange Act). Notwithstanding the foregoing, the obligations of the Parties under this Section 2.01(a) shall be subject to (x) any limitations or other requirements that may be imposed by the Special Committee, (y) the terms and conditions to be set forth in the Merger Agreement or any confidentiality agreements entered into in connection with the Transaction and (z) the fiduciary duties and other obligations of the Founders under applicable laws.

(b) The Parties shall work together in good faith to agree on any necessary public statements about their intentions in relation to the Company. The issuance of any such public statement shall be subject to the approval process and terms of Section 6.01.

(c) The Parties also acknowledge and agree that the Transaction may be considered a “going-private” transaction under Rule 13e-3 under the Exchange Act (“Rule 13e-3”) and agree to provide all information necessary to satisfy the applicable disclosure requirements under Rule 13e-3.

(d) Notwithstanding the foregoing, Essence is not required to make available to the other Parties any of its internal investment committee materials or analyses or any information which it considers being commercially sensitive information or which is otherwise held subject to an obligation of confidentiality.

Section 2.02 Appointment of Advisors.

(a) The Founder Representative and Essence shall jointly identify and select all Advisors to Holdco and/or the Consortium and determine the scope and other terms of such Advisors’ engagement in connection with the Proposal and the Transaction. The Parties acknowledge that Orrick, Herrington & Sutcliffe LLP (“Orrick”) has been engaged as international legal counsel to provide international legal services to the Consortium in connection with the Proposal and the Transaction.

(b) If a Party requires legal representation in connection with specific issues arising out of the Proposal or the Transaction or other matters contemplated by the Documentation, it may retain other Advisors to advise it. Any Party that engages any separate Advisors shall provide prior notice to the other Party of such engagement and shall, subject to Section 3.01, be solely responsible for the fees and expenses of any such separate Advisors unless otherwise agreed to by the Parties. The Parties acknowledge that Orrick, Herrington & Sutcliffe LLP has been engaged as international legal counsel to provide international legal services to the Founder Representative in connection with the Proposal, the Transaction and this Agreement in addition to it acting as the international legal counsel to the Consortium, provided that the Founder Representative shall be responsible for the fees and expenses of Orrick in its capacity as his international legal counsel unless Essence agrees in writing that the fees and expenses incurred by Orrick in its capacity as the Founder Representative’s own international legal counsel will be treated as the Consortium’s fees and expenses in connection with the Proposal, the Transaction and this Agreement.

Section 2.03 Approval. Each Party shall use reasonable best efforts and provide all cooperation as may be reasonably requested by each other Party to obtain all applicable governmental, statutory, regulatory or other approvals, licenses, waivers or exemptions required for the consummation of the Transaction.

ARTICLE III
TRANSACTION COSTS

Section 3.01 Expenses and Fee Sharing.

(a) If the Transaction is consummated then, at or immediately following the Closing, the Surviving Company shall reimburse the Parties for, or pay on behalf of the Parties, as the case may be, all of the Consortium’s reasonable out-of-pocket costs and expenses incurred in connection with the Transaction, including the reasonable fees, expenses and disbursements of Advisors retained by the Parties for the Consortium (other than fees and costs of any separate Advisors that have been retained by the Parties in accordance with Section 2.02(b), which shall only be reimbursed if such appointments are agreed to in advance by the Parties).

(b) Subject to Section 9.11, if the Transaction is terminated or this Agreement is terminated prior to the Closing pursuant to ARTICLE V (and Section 3.01(c) does not apply), Essence and the Founders each agree to (i) bear their own out-of-pocket costs and expenses in connection with the Transaction incurred prior to the termination of this Agreement, (ii) pay its Pro Rata Portion of the fee, expenses and disbursements of Orrick in its capacity as the Advisor to the Consortium and other Advisors to the Consortium. For the purposes of this Agreement, the “Pro Rata Portion” means 90% on the part of the Founders on a joint and several basis, and 10% on the part of Essence.

(c) If the Transaction is not consummated due to the breach of any provision set forth in ARTICLE IV by one or more Parties, then such breaching Party or Parties shall reimburse any non-breaching Party for all out-of-pocket costs and expenses, including any fees and expenses of the Advisors retained by the Parties (including the fees and costs of any separate Advisors who have been retained by the Parties in accordance with Section 2.02(b)). The foregoing shall be without prejudice to any rights and remedies otherwise available to a non-breaching Party.

(d) For the avoidance of doubt, the appointments of Orrick, Herrington & Sutcliffe LLP pursuant to Section 2.02 have been approved by Essence and all other Parties for purposes of ARTICLE III.

(e) The Parties shall be entitled to receive any termination or other fees or amounts payable to Holdco or Merger Sub by the Company pursuant to the Merger Agreement, to be allocated pro rata among the Parties in proportion to their respective Pro Rata Portion, net of the fee, expenses and disbursements of the Advisors to the Consortium.

ARTICLE IV
EXCLUSIVITY

Section 4.01 Exclusivity Period. During the Exclusivity Period each Party shall:

(a) and shall cause its Representatives to, work exclusively with the other Parties to implement the Transaction and other related matters, including to (i) evaluate the Company; (ii) formulate the terms of the Proposal (or any amendment thereto); (iii) prepare and submit to the Company the Proposal (and any amendments thereto) and the Merger Agreement; (iv) conduct negotiations, prepare and finalize the Documentation in the forms to be agreed by the Founder Representative and Essence and (v) vote, or cause to be voted, at every shareholder or stakeholder meeting (whether by written consent or otherwise) all Securities beneficially owned by such Party and which have voting rights against any Competing Proposal or matter that would facilitate a Competing Proposal and in favor of the Transaction;

(b) not, without the written consent of the other Parties, directly or indirectly, either alone or with or through any of its Representatives acting on behalf of such Party: (i) make a Competing Proposal or join with, or solicit, encourage, facilitate or invite any other person in the making of any Competing Proposal (including through any rollover investment therein); (ii) provide any information to any third party with a view to the third party or any other person pursuing or considering to pursue a Competing Proposal; (iii) finance or offer to finance any Competing Proposal, including by offering any equity or debt financing, or contribution of Securities or provision of a voting agreement, in support of any Competing Proposal; (iv) enter into any written or oral agreement, arrangement or understanding (whether legally binding or not) regarding, or do, anything that is directly inconsistent with the provisions of this Agreement or the Transaction as contemplated under this Agreement; (v) acquire (other than pursuant to equity incentive plans of the Company) or dispose of any Securities or directly or indirectly (A) give, pledge, encumber, grant any option for the sale of or otherwise transfer or dispose of, or enter into any agreement, arrangement or understanding to transfer or dispose of (“Transfer”), an interest in any Securities or permit the Transfer by any of its Affiliates of an interest in any Securities, in each case, except as expressly contemplated under this Agreement and the Documentation, (B) enter into any contract, option or other arrangement or understanding with respect to a Transfer or limitation on voting rights of any of the Securities, or any right, title or interest thereto or therein, or (C) deposit any Securities into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust with respect to any Securities, (vi) take any action that could reasonably be expected to have the effect of preventing, disabling or delaying such Party from performing its obligations under this Agreement; or (vii) solicit, encourage, facilitate, induce or enter into any negotiation, discussion, agreement or understanding (whether or not in writing and whether or not legally binding) with any other person regarding the matters described in Section 4.01(a) and Section 4.01(b);

(c) immediately cease and terminate, and cause to be ceased and terminated, all existing activities, discussions, conversations, negotiations and other communications (whether conducted by it or any of its Representatives) with all persons conducted heretofore with respect to a Competing Proposal; and

(d) notify the other Parties promptly if it or any of its Representatives receives any approach or communication with respect to any Competing Proposal and shall promptly disclose to the other Parties the identity of any other persons involved and the nature and content of the approach or communication, and promptly provide the other Parties with copies of any such written communication.

Notwithstanding the foregoing provisions of this Section 4.01, (A) to the extent the Company Board specifically requests that a Founder (the “Relevant Founder”) cooperate in respect of any actual bona fide Competing Proposals that were not initiated, solicited, or encouraged by any Founder, and the Relevant Founder determines (solely in his capacity as a director or officer of the Company, and not in his capacity as a shareholder) that, based on the written advice of counsel to the Consortium, the Company or such Relevant Founder, which counsel shall be licensed to practice law in the State of Delaware, that he is obligated in such capacity to cooperate with the Company in order to avoid possible violation of his fiduciary duties under applicable laws or order of a court of competent jurisdiction, the Relevant Founder may provide such cooperation but only to the extent reasonably required to avoid such a possible violation of such fiduciary duties or order in such capacity and in no event shall this clause be used as a means intended to circumvent the exclusivity provisions hereof. In any event, none of the Founders shall, during the Exclusivity Period, (i) enter into any understanding or arrangement with any party to the Competing Proposal or any Affiliate thereof (including in respect of such Competing Proposal, holding any employment, consulting, or advisory role with the Company, any successor entity of the Company or its businesses or any Affiliate thereof, or holding any equity or debt in respect of the same), or (ii) hold any employment, consulting, or advisory role with any party to the Competing Proposal or any Affiliate thereof; and (B) any Founder may make a Transfer to his spouse, siblings, parents, lineal descendants or antecedents or the estates of or trusts for the benefit of such Founder or his spouse, siblings, parents or lineal descendants or antecedents, provided, however, that in all cases, any such Transfer shall not relieve the transferor of his obligations hereunder with respect to the transferred Securities.

ARTICLE V
TERMINATION

Section 5.01 Failure to Agree; Other Termination Events.

(a) If Essence and the Founder Representative, after good faith endeavors to pursue the Transaction in compliance with the other sections of this Agreement, are unable to agree either (x) as between them upon the material terms of the Transaction or the shareholders’ agreement among the Parties or (y) with the Special Committee on the material terms of the Transaction which the Special Committee agrees to recommend to the public shareholders of the Company then, subject to Section 5.02, the Founder Representative may cease the participation in the Transaction by delivery of a written notice to Essence, and Essence may cease its participation in the Transaction by delivery of a written notice to the Founder Representative, and upon such notification this Agreement shall terminate.

(b) Subject to Section 5.02, this Agreement shall terminate upon the earliest to occur of (i) a written agreement among the Parties to terminate this Agreement, (ii) the expiration of the Exclusivity Period (including any extensions thereof) if Holdco and the Company have not entered into the Merger Agreement prior to expiration of the Exclusivity Period, and (iii) the Closing.

Section 5.02 Effect of Termination.

(a) Upon any termination of this Agreement pursuant to Section 5.01, ARTICLE III (Transaction Costs), Section 4.01(a) (other than Section 4.01(a)(i), (ii), (iii) and (iv)), Section 4.01(b) (other than Section 4.01(b)(v)), Section 4.01(c) and Section 4.01(d) (Exclusivity), ARTICLE V (Termination), Section 6.02 (Confidentiality), ARTICLE VII (Notices) and ARTICLE IX (Miscellaneous) shall continue to bind the Parties.

(b) Other than as set forth in Section 5.02(a) or in respect of a breach of this Agreement by any Party prior to the termination of this Agreement with respect to such Party, the Parties shall not otherwise be liable to each other in relation to this Agreement.

(c) In the event of breach of Section 1.04(d) or Section 4.1 by any of the Founders, within three (3) Business Days of a demand by Essence, the Founders shall pay, jointly and severally and by wire transfer of immediately available funds to an account designated in advance by Essence, to Essence the amount of US$1,000,000 without Essence being required to present any evidence of the amount or character of actual harm or damages sustained by reason thereof. Each of the Founders hereby acknowledges and irrevocably agrees, having taken appropriate advice, that: (i) Essence has legitimate commercial interests in requiring the Founders to comply with Section 1.04(d) or Section 4.1 and the damages set out in this Section 5.02(c) are proportionate to such legitimate commercial interests; are in all respects fair and reasonable; and represent a genuine pre-estimate of the losses, damages, and expenses likely to be suffered or incurred by Essence arising out of any breach by any Founder of his obligations in Section 1.04(d) or Section 4.1. Notwithstanding anything to the contrary in this Agreement, in the event that such amount is fully paid by the Founders, the Founders shall not have any liability of any nature whatsoever to Essence with respect to any breach of such Section 1.04(d) or Section 4.1. The Founders agree and acknowledge that the foregoing provision is without prejudice to the rights and remedies available to Essence for breach of any provision of this Agreement other than Section 1.04(d) or Section 4.1, including the right to bring an action for specific performance and/or injunctive relief or other equitable relief pursuant to Section 9.10.

(d) In the event of breach of Section 1.04(d)(iv) or Section 4.1 by Essence, within three (3) Business Days of a demand by the Founder Representative, Essence shall pay, and by wire transfer of immediately available funds to an account designated in advance by each Founder, to each Founder the amount equal to one third of US$1,000,000 without the Founder Representative being required to present any evidence of the amount or character of actual harm or damages sustained by reason thereof. Essence hereby acknowledges and irrevocably agrees, having taken appropriate advice, that: (i) each Founder has legitimate commercial interests in requiring Essence to comply with such Section 1.04(d)(iv) or Section 4.1 and the damages set out in this Section 5.02(d) are proportionate to such legitimate commercial interests; are in all respects fair and reasonable; and represent a genuine pre-estimate of the losses, damages, and expenses likely to be suffered or incurred by each Founder arising out of any breach by Essence of its obligations in such Section 1.04(d)(iv) or Section 4.1. Notwithstanding anything to the contrary in this Agreement, in the event that such amount is fully paid by Essence, Essence shall not have any liability of any nature whatsoever to the Founders with respect to any breach of such Section 1.04(d)(iv) or Section 4.1. Essence agrees and acknowledges that the foregoing provision is without prejudice to the rights and remedies available to the Founders for breach of any provision of this Agreement other than such Section 1.04(d)(iv) or Section 4.1, including the right to bring an action for specific performance and/or injunctive relief or other equitable relief pursuant to Section 9.10.

ARTICLE VI
ANNOUNCEMENTS AND CONFIDENTIALITY

Section 6.01 Announcements. No announcements regarding the subject matter of this Agreement shall be issued by the Consortium or any Party other than as mutually consented to by the Founder and Essence (which consent shall not be unreasonably withheld) or as required by applicable laws, rules, regulations, or a court of competent jurisdiction, the SEC, the NASDAQ or another regulatory body or international stock exchange having jurisdiction over a Party. Any public announcement to be made by the Parties or their Affiliates (including Holdco) in connection with the Transaction shall be jointly coordinated and agreed by all of the Parties.

Section 6.02 Confidentiality.

(a) Except as set forth in Section 6.01 or permitted under Section 6.03, each Party shall not, and shall direct that its Representatives that receive Confidential Information and act on behalf of such Party do not, without the prior written consent of the other Parties, disclose any Confidential Information received by it (the “Recipient”) from any other Party (the “Discloser”). Each Party shall not and shall direct its Representatives that receive Confidential Information and act on behalf of such Party not to, use any Confidential Information for any purpose other than for the purposes of this Agreement or the Transaction.

(b) Subject to Section 6.02(c), the Recipient shall safeguard and return to the Discloser any Confidential Information which falls within paragraph (a) of the definition of Confidential Information, on demand, or in the case of electronic data (other than any electronic data stored on the back-up tapes of the Recipient’s hardware), return or destroy such Confidential Information at the option of the Recipient.

(c) Each Party may retain in a secure archive a copy of the Confidential Information referred to in Section 6.02(b) if the Confidential Information is required to be retained by such Party for regulatory purposes or in connection with a bona fide document retention policy.

(d) Each Party acknowledges that, in relation to Confidential Information received from any other Party, the obligations contained in Section 6.02 shall continue to apply for a period of 12 months following termination of this Agreement unless otherwise agreed in writing.

Section 6.03 Permitted Disclosures. A Party may make disclosures (a) to those of its Representatives as such Party reasonably deems necessary to give effect to or enforce this Agreement (including, with respect to Essence, potential sources of capital) but only on a confidential basis; (b) if required by law or a court of competent jurisdiction, the SEC, the NASDAQ or another regulatory body or international stock exchange having jurisdiction over a Party or pursuant to whose rules and regulations such disclosure is required to be made, including any required Schedule 13D filings, but only as far as practicable and lawful after the form and terms of that disclosure have been notified to the other Parties and the other Parties have had a reasonable opportunity to comment on the form and terms of disclosure, in each case, to the extent reasonably practicable; or (c) if the information is publicly available other than through a breach of this Agreement by such Party or its Representatives.

ARTICLE VII
NOTICES

Section 7.01 Notices. Any notice, request, instruction or other document to be given between the Founders and Essence shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile, overnight courier or electronic mail:

If to the Founders:

Name: Dang Yu Pan

Email address: george.pan@highpowertech.com

Contact number: +86 755 8968 7255

Address: Building Al, 68 Xinxia Street, Pinghu, Longgang, Shenzhen, Guangdong, China

If to Essence:

Name: Hao Yi Yang; Jim Zhu

Email address: yanghaoyi@eif.com.hk; JimZhu@eif.com.hk

Address: 39/F, One Exchange Square, Central, Hong Kong

or to such other address or facsimile number or electronic mail as the Founder Representative or Essence may hereafter specify for such purpose by notice to the other Parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

ARTICLE VIII
REPRESENTATIONS AND WARRANTIES

Section 8.01 Representations and Warranties. Each Party hereby represents and warrants, on behalf of such Party only, to the other Parties that (a) it has the requisite power and authority or, in the case of a Party being a natural person, the legal capacity and right to execute, deliver and perform this Agreement, (b) the execution, delivery and performance of this Agreement by it have been duly authorized by all necessary action on the part of such Party and no additional proceedings are necessary to approve this Agreement, (c) this Agreement has been duly executed and delivered by it and constitutes a valid and binding agreement of such Party enforceable against it in accordance with the terms hereof, and (d) it has complied and shall continue to comply in all material respects with all laws applicable to it in connection with the execution, delivery and performance of this Agreement. Each Party further represents and warrants, on behalf of such Party only, to the other Parties that (i) its execution, delivery and performance (including the provision and exchange of information) of this Agreement will not (A) conflict with, require a consent, waiver or approval under, or result in a breach of or default under, any of the terms of any contract or agreement to which such Party is a party or by which such Party is bound or office such Party holds, (B) violate any order, writ, injunction, decree or statute, or any rule or regulation, applicable to such Party or any of the properties or assets of such Party, or (C) result in the creation of, or impose any obligation on such Party to create, any lien, charge or other encumbrance of any nature whatsoever upon such Party’s properties or assets; and (ii) no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of such Party.

Section 8.02 Separate Representations and Warranties. Each representation and warranty in Section 8.01 is a separate representation and warranty. The interpretation of any representation and warranty may not be restricted by reference to or inference from any other representation and warranty.

Section 8.03 Company Beneficial Ownership. Each Founder represents and warrants to Essence that, as of the date of this Agreement, (i) each Founder (A) Owns the number of outstanding Company Shares set forth on Schedule C hereto, and (B) Owns the other Securities set forth on Schedule C hereto, in each case free and clear of any encumbrances or restrictions; (ii) such Founder has the sole right to control the voting and disposition of the Company Shares (if any) and any other Securities (if any) Owned by such Founder; and (iii) such Founder does not Own, directly or indirectly, any Company Shares or other Securities other than as set forth on Schedule C hereto.

Section 8.04 Reliance. Each Party acknowledges that the other Parties have entered into this Agreement on the basis of and reliance upon (among other things) the representations and warranties in Sections 8.01 and 8.03 and have been induced by them to enter into this Agreement.

ARTICLE IX
MISCELLANEOUS

Section 9.01 Entire Agreement. This Agreement, together with any joinder agreement executed after the date hereof, constitutes the entire agreement between the Parties and supersedes any previous oral or written agreements or arrangements among them or between any of them relating to its subject matter.

Section 9.02 Further Assurances. Each Party shall use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to carry out the intent and purposes of this Agreement.

Section 9.03 Severability. If any provision of this Agreement is held to be invalid or unenforceable for any reason, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the Parties to the maximum extent possible. In any event, the invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction.

Section 9.04 Amendments; Waivers. (a) Neither this Agreement nor any term hereof may be amended or otherwise modified other than by an instrument in writing signed by each of the Parties, and (b) no provision of this Agreement may be waived, discharged or terminated other than by an instrument in writing signed by the Party against whom the enforcement of such waiver, discharge or termination is sought. No failure or delay by any Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 9.05 Language. The official text of this Agreement and any notices given or made hereunder shall be in English.

Section 9.06 Assignment; No Third Party Beneficiaries. Other than as provided herein, the rights and obligations of each Party shall not be assigned without the prior consent of the other Parties, provided that Essence may assign its rights under this Agreement, in whole or in part, to any of its Affiliates; provided, however, that no such assignment shall release Essence of its obligations without the prior consent of the Founder Representative. This Agreement shall be binding upon the respective heirs, successors, legal representatives and permitted assigns of the Parties. Nothing in this Agreement, whether express or implied, is intended to or shall confer upon any person, other than the Parties and their heirs, successors, legal representatives and permitted assigns, any rights, benefits, claims or remedies whatsoever under or by reason of this Agreement or any provision hereof.

Section 9.07 No Partnership or Agency. The Parties are independent and nothing in this Agreement constitutes a Party as the trustee, fiduciary, agent, employee, partner or joint venture partner of any other Party.

Section 9.08 Counterparts. This Agreement may be executed in counterparts and all counterparts taken together shall constitute one document.

Section 9.09 Governing Law and Dispute Resolution.

(a) This Agreement shall be governed by, and construed in accordance with, the substantive laws of the State of New York without regard to the conflicts of laws principles of any jurisdiction.

(b) Any dispute or claim arising out of or in connection with or relating to this Agreement, or the breach, termination or invalidity hereof (including the validity, scope and enforceability of this arbitration provision), shall be finally resolved by arbitration in Hong Kong under the auspices of the Arbitration Centre and in accordance with the UNCITRAL Arbitration Rules as are in force at the date of this Agreement and as may be amended by the rest of this Section 9.09. For the purpose of such arbitration, there shall be three arbitrators (the “Arbitration Board”). Essence shall select one arbitrator and the Founder Representative shall select one arbitrator. All selections shall be made within thirty (30) days after the selecting Party gives or receives the demand for arbitration. Such arbitrators shall be freely selected, and the Parties shall not be limited in their selection to any prescribed list. The Chairman of the Arbitration Centre shall select the third arbitrator. If any arbitrator to be appointed by a Party has not been appointed and consented to participate within thirty (30) days after the selection of the first arbitrator, the relevant appointment shall be made by the Chairman of the Arbitration Centre. The arbitrators shall apply the laws of the State of New York with respect to any dispute or claim arising out of or in connection with or relating to this Agreement, or the breach, termination or invalidity hereof; provided, however, the arbitrators shall apply the laws of the State of Delaware with respect to the fiduciary duties of any Founder.

Section 9.10 Remedies. Without prejudice to the rights and remedies otherwise available to any Party, including the right to claim money damages for breach of any provision hereof, any Party may bring an action for specific performance and/or injunctive or other equitable relief (without posting a bond or other security) from any court of competent jurisdiction to enforce or prevent any violations of any provision of this Agreement.

Section 9.11 Limitation on Liability. Unless otherwise specified herein, the obligation of each Party under this Agreement is several (and not joint or joint and several).

ARTICLE X
DEFINITIONS AND INTERPRETATION

Section 10.01 Definitions. In this Agreement, unless the context requires otherwise: -

“Advisors” means the legal, accounting, banking and other advisors and/or consultants of the Consortium, Holdco, Merger Sub, the Parties and/or a Party, as the case may be, appointed in connection with the Transaction.

“Affiliates” of a person (the “Subject Person”) means (a) in the case of a person other than a natural person, any other person that directly or indirectly Controls, is Controlled by or is under common Control with the Subject Person and (b) in the case of a natural person, any other person that directly or indirectly is Controlled by the Subject Person or is a Relative of the Subject Person or any person directly or indirectly Controlled by such Relative.

“Agreement” means this Consortium Agreement, as amended, modified or supplemented from time to time in accordance with its terms.

“Arbitration Board” has the meaning set out in Section 9.09.

“Arbitration Centre” means the Hong Kong International Arbitration Centre.

“Business Day” means any day (other than a Saturday or a Sunday) on which banks generally are open in the People’s Republic of China, Hong Kong and in New York, New York for the transaction of normal banking business.

“Closing” means the consummation of the Transaction.

“Company” has the meaning given in the recitals.

“Company Board” has the meaning given in the recitals.

“Company Shares” means the Company’s issued and outstanding shares of common stock, par value US$0.0001 per share.

“Competing Proposal” means a proposal, offer or invitation to the Company, Essence, the Founders, any other Party or any of their respective Affiliates (other than the Proposal and any amendments thereto), that involves the direct or indirect acquisition of 5% or more of the Company Shares or of equity interests of any of the Company’s material subsidiaries, a sale of all or any significant amount of the assets of the Company or of any of its material subsidiaries, a restructuring, recapitalization, merger or other business combination transaction involving the Company, or some other transaction that could adversely affect, prevent or materially reduce the likelihood of the consummation of the Transaction with the Parties.

“Consortium” has the meaning given in the recitals.

“Confidential Information” includes (a) all written, oral or other information obtained in confidence by one Party from any other Party in connection with this Agreement or the Transaction, unless such information is already known to such Party or to others not known by such Party to be bound by a duty of confidentiality or such information is or becomes publicly available other than through a breach of this Agreement by such Party, and (b) the existence or terms of, and any negotiations or discussions relating to, the Proposal and any Documentation.

“Control” means the possession, directly or indirectly, of the power to direct the management and policies of a person whether through the ownership of voting securities, contract or otherwise.

“Discloser” has the meaning given in Section 6.02(a).

“Documentation” means the documentation required to implement the Transaction, including the Proposal, the Merger Agreement, agreements among the Parties, filings with the SEC and other governmental agencies, and ancillary documentation.

“Essence” has the meaning given in the preamble.

“Exchange Act” has the meaning given in the recitals.

“Exclusivity Period” means the period beginning on the date hereof and ending on the date that is six months after the date hereof (or nine months (or such other longer period as the Parties may agree in writing) after the date hereof if the Consortium is still in bona fide negotiation with the Special Committee on the Transactions following six months after the date hereof), provided that if the Merger Agreement is executed within the Exclusivity Period, the Exclusivity Period shall be extended to the date until the earlier of (a) the consummation of the Transaction and (b) the termination of the Merger Agreement in accordance with the terms thereof.

“Founders” has the meaning given in the preamble.

“Founder Representative” has the meaning given in Section 1.03.

“Holdco” has the meaning given in the recitals.

“Merger Agreement” has the meaning given in the recitals.

“Merger Sub” has the meaning given in the recitals.

“NASDAQ” has the meaning given in the recitals.

“Own” or “Ownership” means, with respect to a person and security, the person (x) is the record holder of such security or (y) is the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of such security.

“Parties” has the meaning given in the preamble.

“Proposal” has the meaning given in the recitals.

“Recipient” has the meaning given in Section 6.02(a).

“Relative” of a natural person means the spouse (including cohabitant) of such person and any parent, grandparent, child, grandchild, sibling, uncle, aunt, nephew, niece or great-grandparent of such person or spouse.

“Relevant Founder” has the meaning given to it in Section 4.01.

“Representatives” of a Party means such Party’s Affiliates and the officers, managers, directors, members, partners, employees, agents, legal counsel, accountants, consultants, financial advisors, potential sources of equity or debt financing of such Party and its Affiliates, and any representatives of the foregoing. The Representatives shall include the Advisors.

“SEC” means the United States Securities and Exchange Commission.

“Securities” means (a) any Company Shares, and (c) any warrants, options, restricted shares or restricted share units that represent or entitle the holder to receive the Company Shares and any other securities which are convertible into or exercisable for Company Shares.

“Surviving Company” has the meaning given in the recitals.

“Transaction” has the meaning given in the recitals.

“Transfer” has the meaning given in Section 4.01(b).

Section 10.02 Statutory Provisions. All references to statutes, statutory provisions, enactments, directives or regulations shall include references to any consolidation, reenactment, modification or replacement of the same, any statute, statutory provision, enactment, directive or regulation of which it is a consolidation, re-enactment, modification or replacement and any subordinate legislation in force under any of the same from time to time.

Section 10.03 Recitals and Schedules. References to this Agreement include the recitals and schedules which form part of this Agreement for all purposes. References in this Agreement to the Parties are references respectively to the Parties and their legal personal representatives, successors and permitted assigns.

Section 10.04 Meaning of References. In this Agreement, unless the context requires otherwise:

(a) words importing one gender shall be treated as importing any gender, words importing individuals shall be treated as importing corporations and vice versa, words importing the singular shall be treated as importing the plural and vice versa, and words importing the whole shall be treated as including a reference to any part thereof;

(b) references to a “person” shall include any individual, firm, body corporate, unincorporated association, government, state or agency of state, association, joint venture or partnership, in each case whether or not having a separate legal personality. References to a “company” shall be construed so as to include any company, corporation or other body corporate wherever and however incorporated or established;

(c) references to the word “include” or “including” (or any similar term) are not to be construed as implying any limitation;

(d) any reference to “writing” or “written” includes any method of reproducing words or text in a legible and non-transitory form;

(e) references to any document (including this Agreement) are references to that document as amended, consolidated, supplemented, novated or replaced from time to time; and

(f) references to “US$” are to the lawful currency of the United States of America, as at the date of this Agreement.

Section 10.05 Headings. Section and paragraph headings and the table of contents are inserted for ease of reference only and shall not affect construction.

Section 10.06 Negotiation of the Agreement. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event that an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.

IN WITNESS WHEREOF, the Parties have caused this Consortium Agreement to be executed and delivered as of the date first written above.

Founders:

/s/ Dang Yu Pan
Name:Dang Yu Pan

/s/ Wen Liang Li
Name: Wen Liang Li

/s/ Wen Wei Ma
Name: Wen Wei Ma

ESSENCE:

Essence International Financial Holdings (Hong Kong) Limited

/s/ Hao Yi Yang
By:
Title:

SCHEDULE A

Dang Yu Pan, a CHINA citizen with ID No.

Wen Liang Li, a CHINA citizen with ID No.

Wen Wei Ma, a CHINA citizen with ID No.

SCHEDULE B
Proposal

The Board of Directors
Highpower International, Inc.
Building Al, 68 Xinxia Street, Pinghu,
Longgang, Shenzhen, Guangdong
People’s Republic of China

Dear Sirs:

I, Dang Yu Pan, am pleased to submit this preliminary non-binding proposal to acquire all the outstanding shares of common stock of Highpower International, Inc. (the “Company”) that are not already directly or indirectly beneficially owned by me in a going private transaction (the “Transaction”).

I believe that my proposal provides a very attractive opportunity to the Company’s shareholders. The proposal represents a premium of 66.7% to the Company’s closing price on June 1, 2018 of $2.88.

1.	Buyer. I intend to form a transaction vehicle (“Buyer”) for the purpose of pursuing the Transaction.

2.	Purchase Price. The consideration payable for each share of common stock of the Company will be $4.80 (other than those shares directly or indirectly held by myself that may be rolled over in the Transaction).

3.	Funding. I intend to finance the Transaction with a combination of debt and equity capital. I expect commitments for the debt financing, subject to the terms and conditions set forth therein, to be in place when the Definitive Agreements (as defined below) are executed.

4.	Due Diligence. I have engaged Orrick, Herrington & Sutcliffe LLP as international legal counsel. I believe that we will be in a position to complete customary legal, financial and accounting due diligence for the Transaction in a timely manner and in parallel with discussions on the definitive agreements.

5.	Definitive Agreements. I am prepared to promptly negotiate and finalize definitive agreements (the “Definitive Agreements”) providing for the Transaction and related transactions. These documents will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

6.	Process. I believe that the Transaction will provide superior value to the Company’s shareholders. I recognize that the Company’s Board of Directors (the “Board”) will evaluate the Transaction independently before it can make its determination to endorse it. Given the involvement of myself in the Transaction, I appreciate that the independent members of the Board will proceed to consider the proposed Transaction and that I will recuse myself from participating in any Board deliberations and decisions related to the Transaction.

In considering my offer, you should be aware that I am interested only in acquiring the outstanding shares of the Company that I do not already own, and that I do not intend to sell my stake in the Company to a third party.

7.	Confidentiality. I will, to the extent applicable, file relevant information as required by law. However, I am sure you will agree that it is in all of our interests to ensure that we proceed in a strictly confidential manner, unless otherwise required by law, until we have executed Definitive Agreements or terminated our discussions.

8.	No Binding Commitment. This letter constitutes only a preliminary indication of my interest, and does not constitute any binding commitment with respect to the Transaction. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

In closing, I would like to express my commitment to working together to bring this Transaction to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact me. Look forward to hearing from you.

Sincerely,

/s/ George Pan

2nd June 2018

SCHEDULE C
Share Ownership Schedule

As of the date hereof, Mr. Dang Yu Pan beneficially owns an aggregate of 3,177,273 shares of Common Stock, comprising (i) 2,822,814 shares of Common Stock, including restricted Common Stock (partly vested), (ii) 84,500 shares of Common Stock issuable upon exercise of certain options (partly vested), and (iii) 269,959 shares of Common Stock indirectly held by Mr. Pan through Advance Pride International Limited.

As of the date hereof, Mr. Wen Liang Li beneficially owns an aggregate of 1,533,617 shares of Common Stock, comprising (i) 1,501,117 shares of Common Stock, including restricted Common Stock (partly vested), and (ii) 32,500 shares of Common Stock issuable upon exercise of certain options (partly vested).

As of the date hereof, Mr. Wen Wei Ma beneficially owns an aggregate of 469,367 shares of Common Stock, comprising (i) 456,367 shares of Common Stock, and (ii) 13,000 shares of Common Stock issuable upon exercise of certain options (partly vested).